October 6, 2006

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 23, 2006
File No. 1-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation (the Company), the following is the Company’s response to your comment letter of August 29, 2006 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005, and this supplements our prior written response dated May 23, 2006. We appreciate your additional comments and have enhanced our disclosures to address your concerns. We have provided specific answers to your inquiries below. For your convenience, we have repeated each of the comments set forth in your comment letter and followed each comment with the Company’s response. In addition, we have attached, in Exhibits 1 and 2, an edited version of our recent disclosures related to Critical Accounting Estimates for HealthCare Medical Claims Payable and Footnote 6 - HealthCare Medical Claims Payable to reflect our proposed enhancements which we expect will address you concerns and recommendations. We expect to file our financial statements for the quarter ending September 30, 2006 on or about November 1, 2006. We would appreciate receiving any further comments you might have at your earliest convenience so that they can also be incorporated into our documents.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis
Critical Accounting Estimates, page 26

1.
Refer to your response to our comments 1a and 1b. Please enhance your proposed disclosure to provide better understanding of the reasons for the changes from period to period of your assumptions in developing the healthcare medical claims payable. For instance, explain what caused the medical service utilization to change which resulted in lower medical cost trend assumptions in 2004 and 2005 and what caused the improvement in the time and process which resulted in an increase in the completion factor assumptions. Clarify how these changes related to the increase (decrease) to the medical claims liability.

For the year ended December 31, 2005 and 2004, actual experience differed from CIGNA's key assumptions, resulting in favorable incurred claims related to prior years’ medical claims payable of $326 million, or 4.7% of the current year incurred claims as reported for the year ended December 31, 2004, and $273 million, or 3.3% of the current year incurred claims as reported for the year ended December 31, 2003, respectively. The corresponding impact on net income was $137 million in 2005 and $106 million in 2004 or 2.0% in 2005 and 1.2% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively. We have disclosed the reasons for the differences related to prior year development between the medical claims payable and net income in both our Critical Accounting Estimates and in our Footnote Disclosures. Specifically, the favorable impact is due to faster than expected completion factors and lower than expected medical cost trends both of which included an assumption for moderately adverse experience. Actual completion factors were faster than we had expected, resulting in a reduction of the medical claims payable of $205 million in 2005 and $158 million in 2004. This reduction represented 3.0% in 2005 and 1.9% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively, for the insured book of business. The faster completion factors reflected better than expected time to process claims, driven by higher auto-adjudication rates, the impact of claim recoveries and more timely submissions of provider claims. Actual medical cost trend was lower than we had estimated, resulting in a reduction of the medical claims payable of $121 million in 2005 and $115 million in 2004. This reduction represented 1.7% in 2005 and 1.4% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively, for the insured book of business. The better than expected medical cost trend was driven by lower inpatient, outpatient and pharmacy service utilization and lower than expected unit cost trends. The lower than expected unit cost trends reflected our provider contracting initiatives and the mix of services provided.

2.	Refer to your response to our comment 1c.

a. Please explain to us why the percentages used (i.e. (2%) to 2% range of change for the completion factor and trend) are reasonably likely changes to your assumptions.

As we have expanded our disclosures to provide the historical annual impact that variances between actual and expected experience for our two significant assumptions (completion factor and medical cost trend) had on our prior year reserve estimates, we reevaluated the most meaningful metric for providing the reader with prospective sensitivity within our reserve estimation process. We believe an appropriate sensitivity analysis to provide in our disclosures is the estimated impact that reasonably likely changes in assumptions will have as a percentage of our estimate of the incurred claims for the current year. In addition, we have disclosed variation around our key assumptions and calculated the sensitivity as a percentage of incurred claims on an annual basis, rather than as a percentage change in assumptions. Accordingly, we have replaced the hypothetical sensitivity analysis, which was calculated based on three months of variability in our assumptions with the annual sensitivity disclosure which provides the reader with a sensitivity metric that relates to, and can be compared with our historical experience.

While the three month sensitivity analysis can be a useful metric, we believe outlining the impact that a percentage change on total annual incurred claims would have on net income is more meaningful and comparable to our detailed disclosures around the drivers of the prior year reserve development. This will allow the reader to more readily understand the historical actual results and assess any potential prospective impact on net income on the same basis.

Relative to our reserve methodology please note, in establishing our liability for medical claims payable, while the two primary assumptions we use are medical cost trend and completion factor, our medical cost and completion factor assumptions are not single factors or parameters that are used for the entire insured book of business. The process is actually an accumulation of many individual reserve calculations covering our various product offerings and medical service type. For example, for the most recent month, we use medical cost trend which can vary by product and for all other months included in the liability estimate, we use estimated completion factors which vary by duration and type of service provided, specifically inpatient services and other services which include outpatient and physician.

We plan to disclose that the annual impact of each 1% variance in the aggregate actual versus expected incurred claims on our net income would be approximately $30 million, favorable or unfavorable dependent on the direction of the actual versus expected variance. While our recent variances were 4.7% in 2005 and 3.3% in 2004 related to the impact of the prior year medical claims payable and 2.0% in 2005 and 1.2% in 2004 related to the impact on net income, we do not anticipate that the circumstances that led to those historical changes in assumptions are likely to recur in the future for the reasons noted in 2B and included in our Critical Accounting Estimates disclosures. In fact, we believe that reasonably likely scenarios are changes in the 0% to 2% range. This range of claim development could occur with a combination of completion factor variance in the range of 70-140 basis points resulting in an annual impact on incurred claims of between .5% and 1% and 6%-12% variation in monthly medical trends resulting in an annual impact on incurred claims of an additional .5% to 1.0%. These ranges are consistent with the more recent variation in actual completion factors and medical trend assumptions including the impact of recent operational and environmental changes.

To better assess the reasonableness of your sensitivity analysis, please provide us the historical changes (i.e. increase/decrease in assumptions used) to your completion factors and medical cost trends for the period presented.

We believe that our expanded disclosures noted in the response to item 1 address this comment Also as discussed in item 2a, we have included a discussion regarding the impact that each 1% variance could have on net income on a prospective basis.

b. Please explain to us why a one percent change in the assumption for your medical cost trend rate is reasonably likely.

The one percent change sensitivity is intended to provide a framework for analysis and is generally linear. We have revised our disclosures to indicate that each 1% variance in the aggregate actual versus expected incurred claims on net income would be approximately $30 million (2% would be $60 million), favorable or unfavorable dependent on the direction of the actual versus expected variance. While our recent variances were 4.7% in 2005 and 3.3% in 2004 related to the impact of the prior year medical claims payable and 2.0% in 2005 and 1.2% in 2004 related to the impact on net income, we do not anticipate the same level of variability going forward. Actions taken over the past several years to significantly improve the time to process claims, which impacts our completion factors, and the strengthening of our medical management capabilities and the renegotiation of provider contracts, which impacts the utilization and unit cost of medical services, have been factored into our current assumptions.

c. Clarify in your proposed disclosure how the last sentence of your response to comment 1c correlates to the table provided. In this regard, it is unclear what you mean by the “current year” and what period the table represents.

The previous table represented the potential prospective impact that variances from expected assumptions would have on the December 31, 2005 medical claims payable liability. Reference to the current year was intended to mean the incurred claims related to the medical claims payable liability for 2005 which would be paid in 2006.

d. You state in the last paragraph of Note 6 to the June 30, 2006 Form 10-Q that the change in the assumptions in your death benefits is outlined on page 24. Please confirm to us that the sensitivity analysis provided in Critical Accounting Estimates is not just your death benefits.

The sensitivity analysis provided was intended to address all insured medical benefits. The last paragraph of Note 6 has been revised in the response to Comment #1 above. The revised footnote disclosure is included in Exhibits 1 and 2 and will be included in our 3rd Quarter 10-Q filing.

2

Note 5 - Health Care Medical Claims Payable, page 62

3.
Refer to your response to our comment 3. Clarify in your proposed disclosure what you mean by “a portion of the incurred claims related to prior years represents the amount established to achieve that level of confidence, which may be offset by an equivalent amount established as part of the estimate of incurred claims related to current years.”

As outlined in our disclosures and in accordance with GAAP, CIGNA recognizes our best estimate of the ultimate liability within a level of confidence as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions. As we establish the liability for each incurral year, we ensure that our assumptions appropriately consider moderately adverse conditions.

The favorable development related to the prior year incurred claims may include a release of the provision for moderately adverse conditions that have not occurred. The release of the provision for moderately adverse conditions related to the prior year incurred claims can be offset by the establishment of the provision for moderately adverse conditions in the current year incurred claims. When these items occur in the same reporting period, we do not consider the offsetting amounts as having any impact on net income.

We have included our revised disclosures in Exhibits 1 and 2 to clarify our previous statements. We plan to incorporate the revised disclosure language in our 3rd Quarter 10-Q filing.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact Annmarie Hagan, at (215) 761-1206 or by facsimile at (215) 761-5530.

Sincerely yours,
/s/ Annmarie Hagan
Annmarie Hagan
Vice President and
Chief Accounting Officer

cc:	Sasha Parikh (via facsimile)
Mary Mast (via facsimile)

Exhibit 1

CRITICAL ACCOUNTING ESTIMATES- HEALTH CARE MEDICAL CLAIMS PAYABLE

Medical claims payable for the Health Care segment include both reported claims and estimates for losses incurred but not yet reported. CIGNA develops these estimates using actuarial principles and assumptions based on historical and projected claim payment patterns, medical cost trends, which are impacted by the utilization of medical ~~health care~~ services and the related costs of the services provided (unit costs), benefit design, seasonality, and other relevant operational factors. CIGNA consistently applies these actuarial principles and assumptions each reporting period, with consideration given to the variability of these factors, and recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions.

CIGNA's estimate of the liability for medical claims incurred but not yet reported is primarily calculated using historical claim payment patterns and expected medical cost trends. CIGNA analyzes the historical claim payment patterns by comparing the dates claims were incurred, generally the dates services were provided, to the dates claims were paid to determine “completion factors”, which are a measure of the time to process claims. A completion factor is calculated for each month of incurred claims. CIGNA uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. CIGNA estimates the ultimate liability for claims incurred in each month by applying the current estimates of completion factors to the current paid claim data. The difference between this estimate of the ultimate liability and the current paid claim data is the estimate of the remaining claims to be paid for each incurral month. These monthly estimates are aggregated and included in our health care medical claims payable at the end of each reporting period. Completion factors are used to estimate the health care medical claims payable for all months where claims have not been completely resolved and paid, except for the most recent month as described below.  ~~CIGNA calculates completion factors by aggregating this historical claim data and estimating the percentage of claims incurred in a particular month that will be resolved and paid in subsequent months.~~

Completion factors are impacted by several key items including changes in the level of claims processed electronically versus manually (auto-adjudication), changes in provider claims submission rates, membership changes and the mix of products. CIGNA uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. This approach implicitly assumes that historical completion rates will be a useful indicator for the current period. It is possible that the actual completion rates for the current period will develop differently from historical patterns, which could have a material impact on our medical claims payable and net income.

Claims incurred in the most recent month~~s~~ have limited paid claim data, since a large portion of health care claims are not submitted to CIGNA for payment ~~until a few~~ in the month~~s after~~ services have been provided. This makes the completion factor approach less reliable for claims incurred in the most recent month~~s~~. As a result, in any reporting period, for the estimate~~s~~ of the ultimate claims incurred in the most recent month~~s~~, CIGNA primarily relies on medical cost trend analysis, which reflects expected claim payment patterns and other relevant operational considerations. Medical cost trend is impacted by several key factors including medical service utilization and unit costs and our ability to manage these factors through benefit

Exhibit 1

Exhibit 1

design, underwriting, provider contracting and our medical management initiatives. These factors are affected by changes in the level and mix of medical benefits offered, including inpatient, outpatient and pharmacy, the impact of copays and deductibles, changes in provider practices and changes in consumer demographics and consumption behavior. Because historical trend factors are often not representative of current claim trends, the trend experienced for the most recent history along with an analysis of emerging trends, have been taken into consideration in establishing the liability for medical claims payable at December 31, 2005. It is possible that the actual medical trend for the current period will develop differently from the expected, which could have a material impact on our medical claims payable and net income.

~~Finally, CIGNA consistently recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions.~~

~~Adjustments to CIGNA's key assumptions are made in each reporting period, as appropriate, based on historical information and emerging trends. Circumstances which have resulted in changes to assumptions over the periods presented include: the level of medical service utilization, which has resulted in lower medical cost trend assumptions in 2005 and through the six months of 2006; improvement in the time to process claims, which has resulted in an increase in completion factor assumptions; changes in benefit design; and other operational and environmental factors.~~

~~For each reporting period, the estimation process involves considerable judgment, reflecting the variability inherent in forecasting future claim payments. The adequacy of these estimates is highly sensitive to changes in our key assumptions, specifically completion factors, which are impacted by actual or expected changes in the submission and payment of medical claims,~~

For each reporting period, ~~On a quarterly basis,~~ management evaluates key ~~reserving~~ assumptions by comparing the assumptions used in establishing the medical claims payable ~~reserves~~ to actual experience. When actual experience differs from the assumptions used in establishing the liability ~~reserves~~, medical claims payable are increased or decreased through current period net income. ~~In establishing medical claims payable for the six months ended June 30, 2006, CIGNA primarily considered two factors: the improvement in time to process claims, resulting in an increase to completion factors; and the deceleration of utilization of medical services, resulting in a reduction in medical cost trend assumptions.~~ Additionally, ~~each quarter~~ CIGNA evaluates expected future developments and emerging trends which may impact key assumptions~~, including changes in business mix and other operational and environmental factors.~~ The estimation process involves considerable judgment, reflecting the variability inherent in forecasting future claim payments. The adequacy of these estimates is highly sensitive to changes in our key assumptions, specifically completion factors, which are impacted by actual or expected changes in the submission and payment of medical claims, and medical cost trends, which are impacted by actual or expected changes in the utilization of medical services and unit costs.

~~The following table illustrates the sensitivity resulting from reasonably likely changes in CIGNA’s key assumptions and the estimated potential impact that these changes could have on CIGNA’s medical claims payable and net income in the future:~~

Exhibit 1

Exhibit 1

~~(Dollars in millions)~~
	~~Increase / (decrease) in medical claims payable~~		~~Increase / (decrease) in Net Income~~
~~(Decrease)/ increase in factor~~	~~Change in completion factors1~~	~~Change in trend2~~	~~Change in completion factors1~~	~~Change in trend2~~
~~-2%~~	~~$ 62~~ 	~~$ (39)~~	~~$ (24)~~	~~$ 14~~
~~-1%~~	~~31~~ 	~~(19)~~	~~(12)~~	~~7~~
~~1%~~	~~(30)~~	~~19~~ 	~~11~~ 	~~(7)~~
~~2%~~	~~(59)~~	~~39~~ 	~~22~~ 	~~(14)~~
~~1 - Assumes (decrease)/increase in reserve completion factors for the most recent three~~
~~months based on the book of business mix as of June 30, 2006.~~
~~2 - Assumes (decrease)/increase in trend for the most recent three months based on the~~
~~book of business mix as of June 30, 2006.~~

~~An increase or decrease in medical claims payable does not directly correspond to an increase or decrease in CIGNA's net income in the period recognized, as discussed in Note 6 to the Financial Statements.~~

For the year ended December 31, 2005 and 2004, actual experience differed from CIGNA's key assumptions, resulting in favorable incurred claims related to prior years’ medical claims payable of $326 million, or 4.7% of the current year incurred claims as reported for the year ended December 31, 2004, and $273 million, or 3.3% of the current year incurred claims as reported for the year ended December 31, 2003, respectively. The corresponding impact on net income was $137 million in 2005 and $106 million in 2004, or 2.0% in 2005 and 1.2% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively. For the reasons noted below, the change in the amount of the incurred claims related to prior years in the medical claims payable liability does not directly correspond to an increase or decrease in CIGNA's net income. The favorable impact of changes in the incurred claims related to prior years is due to faster than expected completion factors and lower than expected medical cost trends, both of which included an assumption for moderately adverse experience. Actual completion factors were faster than we had expected, resulting in a reduction of the medical claims payable of $205 million in 2005 and $158 million in 2004. This reduction represented 3.0% in 2005 and 1.9% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively, for the insured book of business. The faster completion factors reflected better than expected time to process claims, driven by higher auto-adjudication rates, the impact of claim recoveries and more timely submissions of provider claims. Actual medical cost trend was lower than we had estimated, resulting in a reduction of the medical claims payable of $121 million in 2005 and $115 million in 2004. This reduction represented 1.7% in 2005 and 1.4% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively, for the insured book of business. The better than expected medical cost trend was driven by lower inpatient, outpatient and pharmacy service utilization and lower than expected unit cost trends. The lower than expected unit cost trends reflected our provider contracting initiatives and the mix of services provided.

Exhibit 1

Exhibit 1
The change in the amount of the incurred claims related to prior years in the medical claims payable liability does not directly correspond to an increase or decrease in CIGNA's net income for the following reasons:

First, due to the nature of CIGNA's retrospectively experience-rated business, only adjustments to medical claims payable on accounts in deficit affect net income. An increase or decrease to medical claims payable on accounts in deficit, in effect, accrue to CIGNA and directly impact net income. An account is in deficit when the accumulated medical costs and administrative charges, including profit charges, exceed the accumulated premium received. Adjustments to medical claims payable on accounts in surplus accrue directly to the policyholder with no impact on net income. An account is in surplus when the accumulated premium received exceeds the accumulated medical costs ~~expense~~ and administrative charges, including profit charges.

Second, CIGNA consistently recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions. As we establish the liability for each incurral year, we ensure that our assumptions appropriately consider moderately adverse conditions. When a portion of the development related to the prior year incurred claims is offset by an increase deemed appropriate to address moderately adverse conditions for the current year incurred claims, we do not consider that offset amount as having any impact on net income.  ~~As such, a portion of the incurred claims related to prior years represents the amount established to achieve that level of confidence, which may be offset by an equivalent amount established as part of the estimate of incurred claims related to current years.~~

~~The favorable incurred claims related to prior years’ reserves of $153 million for the six months ended June 30, 2006 and $326 million for the year ended December 31, 2005 was a result of actual experience differing from CIGNA's key assumptions. Specifically, the favorable impact is primarily due to higher than expected completion factors reflecting better than expected time to process and lower than expected medical cost trends.~~

While our recent variances were 4.7% in 2005 and 3.3% in 2004 related to the impact of the prior year medical claims payable and 2.0% in 2005 and 1.2% in 2004 related to the impact on net income, we do not anticipate that the circumstances that led to those recent changes in assumptions are likely to recur in the future. Actions taken over the past several years to significantly improve the time to process claims, which impacts our completion factors, and renegotiation of provider contracts, which impacts the unit cost of medical services, have been factored into our current assumptions. Accordingly, we believe that relative to the health care medical claims payable as of December 31, 2005 based on the current mix of business, the annual impact of each ~~In addition, a~~ 1% variance between the actual and expected incurred medical claims  ~~increase in the medical cost trend on our current year incurred medical costs (paid claims plus change in reserve)~~ on our net income would be approximately $30 million, favorable or unfavorable dependent on the direction of the actual versus expected variance. Based on the current mix of business, we would reasonably expect the variance between actual and expected incurred medical claims to be within the range of 0% to 2%. This range of claim development could occur with a combination of completion factor variance in the range of 70-140 basis points resulting in an annual impact on incurred claims of between .5% and 1% and 6%-12%

Exhibit 1

Exhibit 1

variation in monthly medical trends resulting in an annual impact on incurred claims of an additional .5% to 1.0%. These ranges are consistent with the more recent variation in actual completion factors and medical trend assumptions including the impact of recent operational and environmental changes. ~~would~~ increase or decrease ~~reduce net income by approximately $30 million.~~

NOTE 6 - HEALTH CARE MEDICAL CLAIMS PAYABLE

Medical claims payable for the Health Care segment reflects estimates of the ultimate cost of claims that have been incurred but not yet reported (IBNR), those which have been reported but not yet paid (reported claims in process) and other medical expense payable, which primarily comprises accruals for provider incentives and other amounts payable to providers. IBNR comprises the majority of the reserve balance as follows:

	December 31,	December 31,
(In millions)	2005	2004
IBNR	$1,004	$1,349
Reported claims in process	116	177
Other medical expense payable	45	68
Medical claims payable	$1,165	$1,594

Activity in medical claims payable was as follows:

	As of	As of
(In millions)	December 31, 2005	December 31, 2004
Beginning Balance - Jan. 1	$1,594	$2,173
Less: Reinsurance and other
amounts recoverable	497	719
Beginning Balance, net	1,097	1,454
Incurred claims related to:
Current year	6,631	6,889
Prior years	(326)	(273)
Total incurred	6,305	6,616
Paid claims related to:
Current year	5,844	5,914
Prior years	735	1,059
Total paid	6,579	6,973
Ending Balance, net	823	1,097
Add: Reinsurance and other
amounts recoverable	342	497
Ending Balance	$1,165	$1,594

Exhibit 1

Exhibit 1

For the year ended December 31, 2005 and 2004, actual experience differed from CIGNA's key assumptions, resulting in favorable incurred claims related to prior years’ medical claims payable of $326 million, or 4.7% of the current year incurred claims as reported for the year ended December 31, 2004, and $273 million, or 3.3% of the current year incurred claims as reported for the year ended December 31, 2003, respectively. The corresponding impact on net income was $137 million in 2005 and $106 million in 2004, or 2.0% in 2005 and 1.2% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively. Specifically, the favorable impact is due to faster than expected completion factors and lower than expected medical cost trends, both of which included an assumption for moderately adverse experience. Actual completion factors were faster than we had expected, resulting in a reduction of the medical claims payable of $205 million in 2005 and $158 million in 2004. This reduction represented 3.0% in 2005 and 1.9% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively, for the insured book of business. The faster completion factors reflected better than expected time to process claims, driven by higher auto-adjudication rates, the impact of claim recoveries and more timely submissions of provider claims. Actual medical cost trend was lower than we had estimated, resulting in a reduction of the medical claims payable of $121 million in 2005 and $115 million in 2004. This reduction represented 1.7% in 2005 and 1.4% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively, for the insured book of business. The better than expected medical cost trend was driven by lower inpatient, outpatient and pharmacy service utilization and lower than expected unit cost trends. The lower than expected unit cost trends reflected our provider contracting initiatives and the mix of services provided.

~~For the following reasons,~~ T~~t~~he change in the amount of the incurred claims related to prior years in the medical claims payable liabilitydoes not directly correspond to an increase or decrease in CIGNA's net income ~~in the period~~ recognized for the following reasons:

First, due to the nature of CIGNA's retrospectively experience-rated business, only adjustments to medical claims payable on accounts in deficit affect net income. An increase or decrease to medical claims payable on accounts in deficit, in effect, accrue to CIGNA and directly impact net income. An account is in deficit when the accumulated medical costs and administrative charges, including profit charges, exceed the accumulated premium received. Adjustments to medical claims payable on accounts in surplus accrue directly to the policyholder with no impact on net income. An account is in surplus when the accumulated premium received exceeds the accumulated medical costs ~~expense~~ and administrative charges, including profit charges.

Second, CIGNA consistently recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions. As we establish the liability for each incurral year, we ensure that our assumptions appropriately consider moderately adverse conditions. When a portion of the development related to the prior year incurred claims is offset by an increase deemed appropriate to address moderately adverse conditions for the current year incurred claims, we do not consider that offset amount as having any impact on net income.  ~~As such, a portion of the incurred claims related to prior years represents the amount~~

Exhibit 1

Exhibit 1

~~established to achieve that level of confidence, which may be offset by an equivalent amount established as part of the estimate of incurred claims related to current years.~~

~~The favorable incurred claims related to prior years’ reserves of $153 million for the six months ended June 30, 2006 and $326 million for the year ended December 31, 2005 was a result of actual experience differing from CIGNA's key assumptions. Specifically, the favorable impact is primarily due to higher than expected completion factors reflecting better than expected time to process and lower than expected medical cost trends.~~

The determination of liabilities for health care medical claims payable requires CIGNA to make critical accounting estimates. CIGNA describes the assumptions used to develop the reserves for these medical ~~death~~ benefits, and provides the effects of hypothetical changes in those assumptions on page 26 of CIGNA's December 31, 2005 10-K ~~24 of CIGNA's June 30, 2006 Form 10-Q~~.

Exhibit 1

Exhibit 2

CRITICAL ACCOUNTING ESTIMATES- HEALTH CARE MEDICAL CLAIMS PAYABLE

Medical claims payable for the Health Care segment include both reported claims and estimates for losses incurred but not yet reported. CIGNA develops these estimates using actuarial principles and assumptions based on historical and projected claim payment patterns, medical cost trends, which are impacted by the utilization of medical services and the related costs of the services provided (unit costs), benefit design, seasonality, and other relevant operational factors. CIGNA consistently applies these actuarial principles and assumptions each reporting period, with consideration given to the variability of these factors, and recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions.

CIGNA's estimate of the liability for medical claims incurred but not yet reported is primarily calculated using historical claim payment patterns and expected medical cost trends. CIGNA analyzes the historical claim payment patterns by comparing the dates claims were incurred, generally the dates services were provided, to the dates claims were paid to determine “completion factors”, which are a measure of the time to process claims. A completion factor is calculated for each month of incurred claims. CIGNA uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. CIGNA estimates the ultimate liability for claims incurred in each month by applying the current estimates of completion factors to the current paid claim data. The difference between this estimate of the ultimate liability and the current paid claim data is the estimate of the remaining claims to be paid for each incurral month. These monthly estimates are aggregated and included in our health care medical claims payable at the end of each reporting period. Completion factors are used to estimate the health care medical claims payable for all months where claims have not been completely resolved and paid, except for the most recent month as described below.

Completion factors are impacted by several key items including changes in the level of claims processed electronically versus manually (auto-adjudication), changes in provider claims submission rates, membership changes and the mix of products. CIGNA uses historical completion factors combined with an analysis of current trends and operational factors to develop current estimates of completion factors. This approach implicitly assumes that historical completion rates will be a useful indicator for the current period. It is possible that the actual completion rates for the current period will develop differently from historical patterns, which could have a material impact on our medical claims payable and net income.

Claims incurred in the most recent month have limited paid claim data, since a large portion of health care claims are not submitted to CIGNA for payment in the month services have been provided. This makes the completion factor approach less reliable for claims incurred in the most recent month. As a result, in any reporting period, for the estimate~~s~~ of the ultimate claims incurred in the most recent month, CIGNA primarily relies on medical cost trend analysis, which reflects expected claim payment patterns and other relevant operational considerations. Medical cost trend is impacted by several key factors including medical service utilization and unit costs and our ability to manage these factors through benefit design, underwriting, provider contracting and our medical management initiatives. These factors are affected by changes in the level and mix of medical benefits offered, including inpatient, outpatient and pharmacy, the impact of copays and deductibles, changes in provider practices and changes in consumer demographics and consumption behavior. Because historical trend factors are

Exhibit 2

Exhibit 2

often not representative of current claim trends, the trend experienced for the most recent history along with an analysis of emerging trends, have been taken into consideration in establishing the liability for medical claims payable at December 31, 2005. It is possible that the actual medical trend for the current period will develop differently from the expected, which could have a material impact on our medical claims payable and net income.

For each reporting period, management evaluates key assumptions by comparing the assumptions used in establishing the medical claims payable to actual experience. When actual experience differs from the assumptions used in establishing the liability, medical claims payable are increased or decreased through current period net income. Additionally, CIGNA evaluates expected future developments and emerging trends which may impact key assumptions. The estimation process involves considerable judgment, reflecting the variability inherent in forecasting future claim payments. The adequacy of these estimates is highly sensitive to changes in our key assumptions, specifically completion factors, which are impacted by actual or expected changes in the submission and payment of medical claims, and medical cost trends, which are impacted by actual or expected changes in the utilization of medical services and unit costs.

For the year ended December 31, 2005 and 2004, actual experience differed from CIGNA's key assumptions, resulting in favorable incurred claims related to prior years’ medical claims payable of $326 million, or 4.7% of the current year incurred claims as reported for the year ended December 31, 2004, and $273 million, or 3.3% of the current year incurred claims as reported for the year ended December 31, 2003, respectively. The corresponding impact on net income was $137 million in 2005 and $106 million in 2004, or 2.0% in 2005 and 1.2% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively. For the reasons noted below, the change in the amount of the incurred claims related to prior years in the medical claims payable liability does not directly correspond to an increase or decrease in CIGNA's net income. The favorable impact of changes in the incurred claims related to prior years is due to faster than expected completion factors and lower than expected medical cost trends, both of which included an assumption for moderately adverse experience. Actual completion factors were faster than we had expected, resulting in a reduction of the medical claims payable of $205 million in 2005 and $158 million in 2004. This reduction represented 3.0% in 2005 and 1.9% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively, for the insured book of business. The faster completion factors reflected better than expected time to process claims, driven by higher auto-adjudication rates, the impact of claim recoveries and more timely submissions of provider claims. Actual medical cost trend was lower than we had estimated, resulting in a reduction of the medical claims payable of $121 million in 2005 and $115 million in 2004. This reduction represented 1.7% in 2005 and 1.4% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively, for the insured book of business. The better than expected medical cost trend was driven by lower inpatient, outpatient and pharmacy service utilization and lower than expected unit cost trends. The lower than expected unit cost trends reflected our provider contracting initiatives and the mix of services provided.

The change in the amount of the incurred claims related to prior years in the medical claims payable liability does not directly correspond to an increase or decrease in CIGNA's net income for the following reasons:

Exhibit 2

Exhibit 2

First, due to the nature of CIGNA's retrospectively experience-rated business, only adjustments to medical claims payable on accounts in deficit affect net income. An increase or decrease to medical claims payable on accounts in deficit, in effect, accrue to CIGNA and directly impact net income. An account is in deficit when the accumulated medical costs and administrative charges, including profit charges, exceed the accumulated premium received. Adjustments to medical claims payable on accounts in surplus accrue directly to the policyholder with no impact on net income. An account is in surplus when the accumulated premium received exceeds the accumulated medical costs and administrative charges, including profit charges.

Second, CIGNA consistently recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions. As we establish the liability for each incurral year, we ensure that our assumptions appropriately consider moderately adverse conditions. When a portion of the development related to the prior year incurred claims is offset by an increase deemed appropriate to address moderately adverse conditions for the current year incurred claims, we do not consider that offset amount as having any impact on net income.

While our recent variances were 4.7% in 2005 and 3.3% in 2004 related to the impact of the prior year medical claims payable and 2.0% in 2005 and 1.2% in 2004 related to the impact on net income, we do not anticipate that the circumstances that led to those recent changes in assumptions are likely to recur in the future. Actions taken over the past several years to significantly improve the time to process claims, which impacts our completion factors, and renegotiation of provider contracts, which impacts the unit cost of medical services, have been factored into our current assumptions. Accordingly, we believe that relative to the health care medical claims payable as of December 31, 2005 based on the current mix of business, the annual impact of each 1% variance between the actual and expected incurred medical claims on our net income would be approximately $30 million, favorable or unfavorable dependent on the direction of the actual versus expected variance. Based on the current mix of business, we would reasonably expect the variance between actual and expected incurred medical claims to be within the range of 0% to 2%. This range of claim development could occur with a combination of completion factor variance in the range of 70-140 basis points resulting in an annual impact on incurred claims of between .5% and 1% and 6%-12% variation in monthly medical trends resulting in an annual impact on incurred claims of an additional .5% to 1.0%. These ranges are consistent with the more recent variation in actual completion factors and medical trend assumptions including the impact of recent operational and environmental changes.

Exhibit 2

Exhibit 2

NOTE 6 - HEALTH CARE MEDICAL CLAIMS PAYABLE

Medical claims payable for the Health Care segment reflects estimates of the ultimate cost of claims that have been incurred but not yet reported (IBNR), those which have been reported but not yet paid (reported claims in process) and other medical expense payable, which primarily comprises accruals for provider incentives and other amounts payable to providers. IBNR comprises the majority of the reserve balance as follows:

	December 31,	December 31,
(In millions)	2005	2004
IBNR	$1,004	$1,349
Reported claims in process	116	177
Other medical expense payable	45	68
Medical claims payable	$1,165	$1,594

Activity in medical claims payable was as follows:

	As of	As of
(In millions)	December 31, 2005	December 31, 2004
Beginning Balance - Jan. 1	$1,594	$2,173
Less: Reinsurance and other
amounts recoverable	497	719
Beginning Balance, net	1,097	1,454
Incurred claims related to:
Current year	6,631	6,889
Prior years	(326)	(273)
Total incurred	6,305	6,616
Paid claims related to:
Current year	5,844	5,914
Prior years	735	1,059
Total paid	6,579	6,973
Ending Balance, net	823	1,097
Add: Reinsurance and other
amounts recoverable	342	497
Ending Balance	$1,165	$1,594

Exhibit 2

Exhibit 2

For the year ended December 31, 2005 and 2004, actual experience differed from CIGNA's key assumptions, resulting in favorable incurred claims related to prior years’ medical claims payable of $326 million, or 4.7% of the current year incurred claims as reported for the year ended December 31, 2004, and $273 million, or 3.3% of the current year incurred claims as reported for the year ended December 31, 2003, respectively. The corresponding impact on net income was $137 million in 2005 and $106 million in 2004, or 2.0% in 2005 and 1.2% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively. Specifically, the favorable impact is due to faster than expected completion factors and lower than expected medical cost trends, both of which included an assumption for moderately adverse experience. Actual completion factors were faster than we had expected, resulting in a reduction of the medical claims payable of $205 million in 2005 and $158 million in 2004. This reduction represented 3.0% in 2005 and 1.9% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively, for the insured book of business. The faster completion factors reflected better than expected time to process claims, driven by higher auto-adjudication rates, the impact of claim recoveries and more timely submissions of provider claims. Actual medical cost trend was lower than we had estimated, resulting in a reduction of the medical claims payable of $121 million in 2005 and $115 million in 2004. This reduction represented 1.7% in 2005 and 1.4% in 2004 of the current year incurred claims as reported for the years ended December 31, 2004 and 2003, respectively, for the insured book of business. The better than expected medical cost trend was driven by lower inpatient, outpatient and pharmacy service utilization and lower than expected unit cost trends. The lower than expected unit cost trends reflected our provider contracting initiatives and the mix of services provided.

The change in the amount of the incurred claims related to prior years in the medical claims payable liability does not directly correspond to an increase or decrease in CIGNA's net income recognized for the following reasons:

First, due to the nature of CIGNA's retrospectively experience-rated business, only adjustments to medical claims payable on accounts in deficit affect net income. An increase or decrease to medical claims payable on accounts in deficit, in effect, accrue to CIGNA and directly impact net income. An account is in deficit when the accumulated medical costs and administrative charges, including profit charges, exceed the accumulated premium received. Adjustments to medical claims payable on accounts in surplus accrue directly to the policyholder with no impact on net income. An account is in surplus when the accumulated premium received exceeds the accumulated medical costs and administrative charges, including profit charges.

Second, CIGNA consistently recognizes the actuarial best estimate of the ultimate liability within a level of confidence, as required by actuarial standards of practice, which require that the liabilities be adequate under moderately adverse conditions. As we establish the liability for each incurral year, we ensure that our assumptions appropriately consider moderately adverse conditions. When a portion of the development related to the prior year incurred claims is offset by an increase deemed appropriate to address moderately adverse conditions for the current year incurred claims, we do not consider that offset amount as having any impact on net income.

Exhibit 2

Exhibit 2

The determination of liabilities for health care medical claims payable requires CIGNA to make critical accounting estimates. CIGNA describes the assumptions used to develop the reserves for these medical benefits, and provides the effects of hypothetical changes in those assumptions on page 26 of CIGNA's December 31, 2005 10-K.

Exhibit 2